Filed Pursuant to Rule 433
Registration No.: 333-150687

The CurrencySharesSM Russian Ruble Trust (The “Trust”) has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus (including the risk factors contained therein) in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer and any offering participant will arrange to send you the prospectus if you request it by calling toll-free 1-800-820-0888.

The article set forth below was posted on the Yahoo! Finance website on November 14, 2008. As of November 26, 2008, it was accessible for free on the internet by visiting: http://finance.yahoo.com/news/Russian-Ruble-ETF-Offers-etfsa-13574344.html

The article states that the Russian Ruble “has a central bank rate of 12%.” Interest accrued on Russian Rubles held by the Trust is not based on a central bank rate. The applicable interest rate is determined each day by JPMorgan Chase Bank, N.A., London Branch (the “Depository”) and may change based on changes in market conditions or the Depository’s liquidity needs.

The article also states that “investors can collect the current dividend of 10.5%, paid out monthly, with minimal risk to their underlying capital.” The interest rate applied by the Depository each day to Russian Rubles held by the Trust has been extremely volatile. The interest rate applied each business day by the Depository is disclosed after the close of such business day on the Trust’s website at http://www.currencyshares.com. Deposited interest which exceeds the sum of the Sponsor’s fee for the prior month plus other Trust expenses, if any, is distributed monthly. An investment in the shares of the Trust involves significant risk. Investors should read the Trust’s prospectus (including the risk factors contained therein) and other documents filed by the Trust with the SEC.

The article discusses the inherent risk of the ETN structure “which is essentially an unsecured debt offering from the issuer.” Although the Trust employs an ETF structure, if the Depository or the U.S. bank of which it is a branch becomes insolvent, the Trust will be an unsecured creditor of the Depository, with respect to the Russian Rubles held in the Trust’s deposit accounts, and the assets of the Depository may not be adequate to satisfy a claim by the Trust.

Seeking Alpha
Russian Ruble ETF Offers Several Interesting Tragedy Strategies
Friday November 14, 11:33 am ET
by SA Editor Jonathan Liss

The Russian Are Coming

        Rydex launched a ninth CurrencyShares ETF on the NYSE Arca platform Thursday, giving investors the first Russian ruble exchange traded fund. The fund, which trades under the ticker symbol [[XRU]], offers U.S. investors a long ruble/dollar pair trade. It holds 1,000 rubles per share and closed 3 cents above its NAV of $36.36 yesterday. The fund charges 0.40% in expenses, in-line with other CurrencyShares funds, and slightly cheaper than other emerging market currency funds.

Russian Economy

        Russia’s economy has been especially hard hit by a deadly combo of plummeting oil prices and the global economic downturn. The result has been chaotic trading that has forced the country’s major exchanges to shut their doors regularly as they try and stem the tide of asset outflows. The Market Vector Russia ETF (NYSEArca: RSX — News) is down 73% YTD as a result and the ruble hit a two-year low against the surging U.S. dollar in October. Demand destruction in most commodities is expected to continue taking its toll on Russia’s resource-heavy economy for the foreseeable future.

Fund Uses

        Other than using XRU as a pure play on the ruble, several other interesting plays for the new fund have been suggested. Eric Rosenbaum, of Index Universe fame, quotes Rydex’s Director of ETF Strategies, Ed Lopez, as suggesting a long ruble/short euro pair trade. These two currencies “have a particularly high correlation, so investors can short the euro and its smaller yield (due to central banking policies in Europe) and go long the ruble, which has a central bank rate of 12%.”

        Another way to take advantage of the ruble’s high yield was suggested to me by Rydex Sr. Product Developer, Phil Bak, who points out the ruble has a 92% correlation to the energy sector and an 89% correlation to crude prices. By shorting oil and going long XRU, investors can collect the current dividend of 10.5%, paid out monthly, with minimal risk to their underlying capital.

        Another benefit of XRU pointed out by Bak is that it’s the first BRIC country currency fund to employ an ETF – as opposed to an ETN – structure. The inherent risks of the ETN structure, which is essentially an unsecured debt offering from the issuer, became clear with Lehman’s bankruptcy, and the subsequent implosion of the company’s Opta ETNs. Bak concedes the fund may be slow to gather assets in the current environment but remains confident in the superior structure and overall demand for such an ETF. XRU ended its first day of trading with just over $3.6 million in assets.

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